OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34992
CUSIP NUMBER 81 6645 105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SemiLEDs Corporation
Full Name of Registrant

Former Name if Applicable

3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park
Address of Principal Executive Office (Street and Number)

Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense due to the fact that the Registrant has not had sufficient time to update its disclosure and financial statements to reflect the recent determination that assets related to Xurui Guangdian Co., Ltd. (“China SemiLEDs”), in which the Registrant holds a 49% equity interest, had been materially impaired, as reported in the Form 8-K filed by the Registrant on November 26, 2012. The Registrant anticipates that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David Young	+886	37-586788
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended August 31, 2012, competitive conditions resulted in a decrease in the average selling prices of the Registrant’s core products, primarily its LED chips, which reduced the Registrant’s revenues from $33.9 million in fiscal 2011 to $29.3 million in fiscal 2012.  In addition, cost of revenues increased from $29.4 million in fiscal 2011 to $34.9 million primarily as a result of increased excess capacity charges. The Registrant also recorded a $1.5 million provision for litigation settlement, a $7.5 million impairment charge on certain of its property, plant and equipment and a $10.5 million increase in its equity in losses from unconsolidated entities, primarily due to higher net loss reported by China SemiLEDs as a result of increased excess capacity charges, inventory valuation adjustments, and an impairment charge on long-lived assets (as described in the Registrant’s earnings announcement furnished as Exhibit 99.1 to the  Form 8-K furnished by the Registrant on November 28, 2012).  The combined effect of these and certain other items resulted in the net loss attributable to the Registrant’s stockholders increasing to $(49.5 million) in fiscal 2012 from ($16.1 million) in fiscal 2011. The above preliminary financial results for fiscal 2012 have been derived from the Registrant’s unaudited consolidated financial statements as of and for the year ended August 31, 2012.

SemiLEDs Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 30, 2012	By	/s/ Trung T. Doan
Trung T. Doan
Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).